

Cadbury Holdings Limited
25 Berkeley Square
London, W1J 6HB
United Kingdom
t +44 (0)20 7409 1313
f +44 (0)20 7830 5200

fax: urgent

To:	Dana Brown		
Company:	United States Securities and Exchange Commission		
Fax:	+1 703 813 6963		
From:	John Mills		
Tel:	+44 1895 615177	**Fax:**	**+44 1895 615166**
Date:	21 August 2008	**Pages (Inc. this one)**	2
Subject:	Re Form 20-F for fiscal year ended 31 December 2008 for Cadbury Schweppes plc (File number 333-06444)		

Please see letter attached.

Registered in England and Wales, no. 52457. Registered address: Cadbury House, Sanderson Road, Uxbridge, Middlesex UB8 1DH



Cadbury Holdings Limited
Cadbury House
Sanderson Road
Uxbridge
Middlesex   UB8 1DH
United Kingdom
t +44 (0)1895 615 000
f +44 (0)1895 615 001
w www.cadbury.com

Dana Brown
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

21 August 2008

Dear Mr Brown

Re Form 20-F for fiscal year ended 31 December 2007 for Cadbury Schweppes plc
(now Cadbury Holdings Limited) (the "Company")

Further to your fax dated 5 August 2008 and our conference call on 13 August 2008, I can confirm that the Form 20-F/A (Amendment No. 2) was filed on 18 August 2008.

I confirm that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

John Mills
Director, Group Secretariat

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Registered in England and Wales, no. 52457, Registered address: Cadbury House, Sanderson Road, Uxbridge, Middlesex UB8 1DH